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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-100621-03

World Omni Auto Receivables Trust 2004-A

(Exact name of registrant as specified in its charter)

190 Jim Moran Boulevard, Deerfield Beach, FL 33442 (954) 429-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

World Omni Auto Receivables Trust 2004-A, Asset-Backed Notes, Class A-1, Class A-2, Class A-3, Class A-4 and Class B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

NAME OF SECURITY	APPROX NUMBER OF HOLDERS
Class A-1	17
Class A-2	16
Class A-3	12
Class A-4	5
Class B	8

TOTAL	58

Pursuant to the requirements of the Securities Exchange Act of 1934, World Omni Auto Receivables Trust 2004-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 21, 2005	By:	/S/ VICTOR A. DE JESUS
Victor A. De Jesus, Vice President and
Chief Financial Officer
World Omni Financial Corp.
(Duly authorized Officer of the Servicer
on behalf of the Trust)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (09-03)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.